Exhibit 14.1

CODE OF BUSINESS CONDUCT

AND ETHICS

May 2007

May 1, 2007

Dear Fellow Employees:

Fortune Brands is a diverse and global company united by leading consumer brands and people with a passion to win. Importantly, we are also united by common values and consistent standards of business conduct. Integrity is our most valuable business asset, and our commitment to the highest ethical standards guides us in everything we do, everywhere we operate.

Due to the diverse nature of our business – both operationally and geographically – it’s important that we have a common framework to ensure that our conduct is always aligned with our values. That’s why we all operate under the Fortune Brands Code of Business Conduct and Ethics.

The Code applies to every employee of Fortune Brands, at every level and in every location. I ask you to read the Code carefully and ensure that you fully understand it. The document contains answers to questions you may have, guidance for resolving issues that may arise and instructions for confidentially reporting any suspected violations of the Code. Amidst the thousands of decisions we collectively make every day, adherence to the Code of Conduct will ensure that we always make the correct choices.

Thank you for your continued commitment to Fortune Brands and the high ethical standards that guide us. Your dedication has made Fortune Brands a highly successful and admired company, and by living up to our Code of Conduct and Business Ethics, we’ll continue to earn the trust of our stakeholders.

Warmest regards,

Our Commitment to the Code:

Ethical Conduct at Fortune Brands

Fortune Brands is committed to core values that include integrity, leadership, teamwork and accountability. Our company has worked hard to earn an excellent reputation and record for doing what’s right. It has always been important to focus on the highest legal and ethical standards in everything we do, from employment decisions to environmental practices. This Code gives you an introduction to the laws, policies and rules that everyone working at Fortune Brands must follow. We are all expected to understand that:

•	the Code applies to all Fortune Brands employees, officers and directors. Vendors, consultants and temporary workers who work for Fortune Brands must also comply with the Code.

•	managers set the example for complying with the Code. They have extra responsibilities to monitor and enforce its standards as well as to support their employees who have concerns about compliance.

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the choices we make every day impact and reflect on Fortune Brands. If a work-related situation arises that you are uncomfortable with or don’t know how to manage under the principles and spirit of the Code, you must ask for help.

The Code doesn’t describe in detail every law and policy that may apply to you, though it summarizes many of them. Throughout the Code, the blue triangle directs you to additional resources for assistance or more information on Code topics. The Code is available on-line at www.fortunebrands.com

What if…

In the Code, you’ll find examples of complex situations that you might face in making business decisions along with guidance on how to handle that kind of situation. No matter what, you can always contact your manager, the Legal Department, the Human Resources Department, the Compliance Committee or the Ethics hotlines for help.

Our Commitment to the Code:

Speaking Up and Resolving Issues

Fortune Brands can only respond to problems that it knows about. It is up to all of us to understand the legal and ethical responsibilities of our jobs and then speak up if we believe someone has violated our standards. We are obligated to seek out guidance when we are involved in, or might become involved in, a situation that is not clear. We must report wrong-doing and ethical misconduct. Doing what is right means:

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reporting possible violations to the Legal Department, Human Resources Department, Compliance Committee or your manager – whichever channel you feel is appropriate. We also have two reporting hotlines: one to report any kind of Code violation or to express any compliance concerns and another, operated by Edcor (an independent company), for reports of financial misconduct, fraud or questionable auditing or accounting practices. Calls made to the hotlines may be made anonymously, however, anonymous claims are often difficult to investigate properly.

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understanding that if you report a Code violation, the company is obligated to investigate your concerns. Calls to hotlines and other reports will be kept as confidential as possible, with information shared on a need-to-know basis in the company, but they cannot be kept secret. Confidentiality will not protect anyone who participates in a violation, and those who violate the Code (or fail to report violations they know about) may be disciplined(including termination of employment) or face legal consequences.

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complying with Fortune Brands’ policy of “no retaliation.” Any employee who truthfully seeks advice, raises a concern or reports misconduct will not be retaliated against for speaking up. Although anyone who discloses their own misconduct may be penalized for their wrongful actions, no one will be punished for making honest disclosures about Code violations.

Compliance Hotlines

1-800-338-2803

This number is for general compliance reporting in the U.S. (1-847-484-4402 from outside the U.S.)

1-800-374-6129

This number is dedicated exclusively to receiving reports or concerns regarding questionable accounting, auditing or fraud related matters affecting the company and is available domestically and internationally.

What if…

Someone calls into the hotline to report very serious violations of our policy against sexual harassment. Later, it turns out that the caller made his allegations because he wanted to cause trouble for a co-worker whom he dislikes, and the claims were untrue.

Although the Code is clear that there can be no retaliation against someone who reports a violation in good faith, this employee has acted in bad faith and could face discipline, even termination of his employment.

Our Commitment to the Code:

Fortune Brands Compliance Program

The Code is developed and updated by Fortune Brands Compliance Committee, which also administers our compliance program. The Compliance Committee meets periodically to review the company’s compliance efforts, and it reports at least yearly to the Board of Directors’ Audit Committee. It is responsible for:

•	overseeing compliance training, communications, auditing and mentoring

•	conducting investigations (with outside resources as needed)

•	determining disciplinary procedures for Code violations

•	consulting with the Legal Department for interpretations of the law as it applies to the Code

The company’s senior leadership works with and supports the Compliance Committee to prevent and detect unethical conduct. Terms of the Code can only be waived for executive officers or directors by Fortune Brands’ Board of Directors or the Nominating and Corporate Governance Committee.

The members of the Compliance Committee may change from time to time, and are currently Mark Roche, Mark Hausberg, Gary Tobison, Ed Wiertel, Rachel Flynn and Rosalyn Wesley. More information about the Committee is at the back of the Code.

Our Workplace: Respect for Others

Fortune Brands is committed to fostering a workplace that is professional and respectful. Diversity is a necessary and strategic goal for our business. The company promotes an atmosphere of trust and respect, and encourages a work environment where employees are treated fairly and given opportunities to contribute to Fortune Brands’ success. This means:

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our company provides equal employment opportunity to all employees and applicants. It recruits, employs, trains, evaluates and promotes qualified people for all positions without regard to race, color, religion, sexual orientation, marital status, national origin, citizenship, sex, age, disability, veteran status, or any other basis prohibited by law.

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our company does not tolerate any form of harassment. Any unwelcome conduct that creates an offensive or intimidating environment is prohibited. Sexual harassment may include sexual advances, unwanted contact or repeated lewd suggestions. Other forms of harassment may include offensive racial, ethnic, religious, age-related comments and insults. Whether this conduct is verbal, physical, or is communicated through pictures or electronically, it is not tolerated at Fortune Brands.

•	if you observe or experience any type of harassment or discrimination, you must report it.

Fortune Brands’ Corporate Policies and Procedures contains a Harassment and Non-Discrimination Policy that describes the rules and obligations in more detail.

What if…

A co-worker tells you that her supervisor continually mocks her religious beliefs, and has recently sent her an email (which she forwarded to you) with stereotypical and offensive cartoons poking fun at her faith. She is very upset at this behavior, but has insisted to you that she doesn’t want to take action or “rock the boat.” She says she’s only telling you about this problem “as a friend.”

You have an obligation under the Code to encourage your co-worker to report this issue and to make clear that if she does not bring the conduct to the attention of another supervisor, Human Resources or Legal Department, the hotline, or the Compliance Committee, you will be compelled to report it yourself.

Our Workplace: Health and Safety

Fortune Brands is committed to maintaining a safe, secure and healthy work environment. Its policies and practices prohibit possession, sale or use of illegal drugs (or abuse of prescription drugs) in or around the company’s offices. Anyone suffering from substance abuse problems is urged to contact the company’s Employee Assistance Program for help. Violence or intimidating behavior will not be tolerated in our offices or at a company-sponsored event. Weapons are not permitted in or on Fortune Brands’ premises.

Employees seeking guidance and assistance with substance abuse or other personal concerns should call ComPsych, the Fortune Brands Employee Assistance Program at 1-800-272-7255. Fortune Brands’ Corporate Policies and Procedures contains a Substance Abuse Policy and a Workplace Violence Policy that describe the rules and obligations in more detail.

What if…

During deer hunting season, I like to meet friends in Wisconsin to hunt over the weekends. On Fridays, I bring my gear, including an unloaded gun, separately stored ammunition, and various knives, to work in my truck. I lock my truck, and no one else has access to it. Is this okay?

No. These items are prohibited by Fortune Brands’ policy, and must not be brought on the premises, no matter how securely they are stored.

Our Workplace: Employee Confidentiality

Fortune Brands collects personal information about employees to provide compensation and benefits and to keep other necessary employment records. The company respects its employees’ confidentiality, and access to this information is restricted to authorized people who need to administer employee programs. Those who have access are required to strictly comply with access and privacy rules.

Although our company has high regard for employees’ privacy, that doesn’t mean that all information and material created or brought to work will remain private. Email and Internet use, in particular, are monitored for appropriate content, and you should not expect privacy in those communications.

Fortune Brands’ Corporate Policies and Procedures contains an Electronic Mail & Internet Usage Policy. This policy, and the Code on page 15 provide more detail about computer use at the company. There are many laws and regulations that impact employee information and records, including federal privacy rules. If you have questions or concerns, you should contact the Legal Department.

What if…

I recently received another employee’s explanation of benefits from our insurance company which contained information about recent medical services he received. What should I do with this information?

You should contact someone in Human Resources immediately so that they can address and resolve the situation. Of course, you should not disclose to anyone else the other employee’s medical information.

Our Business: Fair Competition

Fortune Brands prides itself on leading the marketplace by innovating, performing at the highest levels, and competing vigorously. It is critical to our business and our reputation that we compete fairly. This means:

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we comply with fair competition – or “antitrust” – laws that promote market place fairness. These laws prohibit restraints on trade, including agreements among competitors to fix prices, to manipulate the volume or availability of products, to allocate territories, markets or products, or to boycott particular suppliers or customers. In many circumstances, it is also illegal to offer discriminatory pricing to competing customers. Because penalties for anticompetitive conduct can be very severe, including huge individual and corporate fines and prison sentences, and because the rules in this area are so complex, the Legal Department must assist with all antitrust issues.

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we gather and use competitors’ information legally and ethically. We can seek out and rely on publicly available, non-confidential information about competitors’ business practices. It is improper to use others’ proprietary competitive information.

What if…

I receive a fax from my counterpart at Masco that contains all of Masco’s projected financials. The fax coversheet had my name on it, so I guess it was meant to be sent to me, right?

Most likely not. Common sense says this fax was sent in error, and that the information is highly confidential to the sender. Using it would be unfair and improper. Don’t share, copy or discuss the fax until you’ve talked with the Legal Department.

Our Business: Prohibited Transactions

As a global company, Fortune Brands expects and requires that its employees, officers and directors comply with national and multinational export and import control laws. In particular:

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we must not “trade with the enemy.” Laws prohibit U.S. companies and their subsidiaries from conducting business (even indirectly) with certain countries, businesses or individuals in those countries. In other cases, we are required to obtain a license to transact business.

•	we must not participate or support economic boycotts that aren’t sanctioned by the U.S. government.

The Legal Department distributes our policy on trade restrictions annually, with updates as necessary. Contact the Legal Department for a copy or to discuss prohibited transactions.

What if…

One of our operating companies receives a purchase order for a new customer in Haiti. The customer contact says things that suggest the Haitian company is a wholly owned distributor for a Cuban company, and all product will be shipped immediately from Haiti to Cuba. Is this a problem?

Yes. We are currently restricted from doing business with Cuba, whether directly or indirectly. We have an obligation to understand the nature of the Haitian business.

Our Business: Prohibited Payments

It is impermissible under federal and international law, as well as Fortune Brands’ ethical standards, to make improper payments of any kind, including bribes or kickbacks. We must not bribe foreign government officials in order to obtain business or favorable governmental action. Barred payments include cash or lavish gifts as well as indirect payments made through third parties and meant to influence an official. Certain transactions are also prohibited, including “split invoicing” or “other invoicing” to reduce taxes or custom duties. The Foreign Corrupt Practices Act also requires accurate book and recordkeeping so that all payments are properly recorded.

No Fortune Brands employee, officer or director should give anything of value to a foreign government official other than paying for reasonable travel and entertainment expenses. These costs should never exceed modest amounts within the bounds of good taste and business ethics expected for domestic situations, and they should be properly recorded in expense reports and financial accounts. If anyone suspects that a Fortune Brands employee, officer, director or affiliate is making improper payments, he or she must immediately report the conduct. If you encounter a situation where you are asked to make payments other than amounts for legitimate business expenses, you must discuss the situation with your manager, who should consult the Legal Department.

The company’s policy on the Foreign Corrupt Practices Act and the Organisation for Economic Co-operation and Development Anti-Bribery Convention is updated and distributed annually. Contact the Legal Department if you would like a copy or if you have questions about prohibited payments.

What if…

In order to get the business permit for an additional power generator at one of our Chinese production facilities, we are being asked to pay a fee to the government-owned power company. If we don’t pay, we are told that the permit may take two years to get approved. What should we do?

Talk to the Legal Department. In certain, very specific instances, payments called “facilitating payments” are permitted as normal and expected costs of doing business. However, whether this payment is legal depends on the amount of the fee and other factors concerning the permit process. You must not make this payment without assessment and approval from your business leaders and the Legal Department.

Our Business: Conflicts of Interest

Fortune Brands expects us to make objective business decisions that are not influenced by our own personal, social, financial or political interests. Even the appearance of a conflict of interest by any of us might impair Fortune Brands’ reputation and diminish our strength in the marketplace. It is critical that we base our business choices on merit and fairness, and that we avoid actual or potential conflicts of interest. When in doubt about a possible conflict of interest, it is always best to disclose and discuss the situation with your manager. Any employee, officer or director who becomes aware of a conflict or potential conflict must disclose it.

A conflict, or the appearance of a conflict, may exist where:

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you (or people in your household) have a material financial interest in one of Fortune Brands’ competitors or in a company Fortune Brands may acquire. However, you may still invest in publicly traded mutual funds or similar investments with broadly diversified portfolios even if the funds hold stock in Fortune Brands’ competitors or companies Fortune Brands considers acquiring.

•	you (or someone in your household or family) have a financial interest in one of Fortune Brands’ customers, vendors or suppliers.

•	you work in any capacity for a Fortune Brands’ competitor.

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you give or accept gifts, favors, entertainment, compensation or special discounts to or from a person or company Fortune Brands does, or may do, business with. Modest gifts (for example, a consultant sends you a holiday fruit basket) or business-related entertainment (for example, a prospective consultant takes you to lunch to discuss your business needs) are probably acceptable as long as they are not too frequent.

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you use Fortune Brands’ resources to promote political activities without authorization from senior management. This includes using Fortune Brands’ name to suggest the company supports a certain candidate or cause.

The Conflicts of Interest Policy is available in the Legal Department.

What if…

I already own stock in a company that has recently become one of our suppliers. Do I need to sell this stock?

Disclose this information to your manager. If you work in a purchasing function, you may need to divest yourself from financial interest in the supplier. If you don’t work in a position that affects purchasing decisions, you may not need to sell your shares. In any event, it is important that you disclose and discuss this information with your manager who will work with Fortune Brands’ Conflicts of Interest Committee to determine next steps.

Our Information and Resources:

Financial Accuracy and Disclosure

We adhere to strict standards in the keeping of our financial records and accounts. Our books must accurately and fairly reflect all transactions properly, and present facts honestly and in a straight-forward, transparent way.

We will ensure that the disclosures we make to the Securities and Exchange Commission and in other public communications are full, fair, accurate, timely and understandable.

All employees must:

•	maintain accurate and timely records of all transactions.

•	ensure that business records (for example travel and expense reports, purchase orders and invoices) are honest, complete and not misleading.

•	follow all laws, accounting requirements and company procedures for reporting financial and other business information.

•	cooperate with and do not take any action that would mislead our internal and external auditors or any unauthorized individual.

•	contact the Accounting Department with any questions about the proper recording of financial transactions.

Any employee, officer, or director who falsifies or conceals information, or undermines our financial controls may be disciplined, including termination of employment, and may face legal action.

Fortune Brands’ CEO and Senior Financial Officers must comply with an additional Code of Ethics concerning financial reporting, disclosures, conflicts of interest and accurate accounting. A copy of the Code of Ethics for the CEO and Senior Financial Officers may be found on the Company’s website at www.fortunebrands.com at the Investor Relations/Corporate Governance section.

You must report any concerns or complaints about questionable accounting or auditing practices by raising issues with the Controller’s or Audit Departments. If you still have concerns, you should call the financial reporting hotline at 1-800-374-6129 or contact a member of Fortune Brands’ Audit Committee.

What if…

It is the last week in the annual reporting period. My manager wants me to hold back on submitting expense reports until next quarter. Should I do what she says?

No. All revenues and costs must be recorded in the correct time periods. The expenses must be reflected on our books this quarter.

Our Information and Resources: Insider Trading

Fortune Brands complies with the laws that prohibit insider-trading – using material undisclosed information to make decisions about buying and selling securities.

“Material information” is information about a company that, if it were publicly known, would affect the market value of the company’s stock or influence investor decisions about that stock.

Anyone with non-public, material information about Fortune Brands or any other company must not purchase, sell or give recommendations (“tips”) to others to purchase or sell shares in that company. Insider trading is illegal, and it violates the Code.

Many of us work every day with information about Fortune Brands, its operating companies and outside companies that is considered material, including information about acquisitions and divestitures, changes in senior management, major new projects or products, unexpected changes in financial conditions, and significant litigation. If you have material information:

•	you must not discuss it, even casually, with friends, family or outsiders. You shouldn’t share the information with co-workers if they don’t have a business reason to know.

•	you must wait to trade securities until the information is made public and you have authorization to trade from the Legal Department.

Contact the Legal Department to discuss insider trading questions and concerns.

What if…

I know that next week Fortune Brands will announce an acquisition that adds considerably to our Home and Hardware business. It’s all been very hush-hush so far, but I helped review some of the due diligence materials. I was going to re-allocate some of my retirement savings into Fortune Brands stock anyway, can I still do it tomorrow?

No. You have inside information, and purchasing Fortune Brands stock through your 401K, through exercising stock options, or in any other way is illegal at this time. You need to consult with the Legal Department for authorization to trade.

Our Information and Resources: Company Property

Fortune Brands requires all of us to protect and to use company property appropriately. We are not permitted to take for our personal use (or to give or loan to others) any company-owned materials or items without consent from our managers.

The company’s computer technology is to be used for legitimate business purposes, and security must be protected at all times. Keep in mind that:

•	excessive personal use of email, the Internet, or other electronic communication is not permitted. Personal use must be limited, and must not impact your work productivity.

•	creating, accessing or transmitting any information that is offensive, vulgar, harassing or illegal is not permitted.

•	communications by email or Internet should not be considered private.

•	any use that may be against Fortune Brands’ interests is prohibited.

Please refer to Fortune Brands’ Electronic Mail & Internet Usage Policy in the Corporate Policies and Procedures Handbook.

What if…

I lead my son’s scout troop, and need to photocopy a lot and call or email other parents. I need to do this at work most of the time. Also, for our annual fundraiser, I’d like to use Fortune Brands’ popcorn machine and give away goodie bags with backpack locks, Footjoy socks and Fortune Brands’ water bottles. Does the company allow this?

The Code does not permit excessive personal use of Fortune Brands’ electronic technology. Also, Fortune Brands expects that when you are at work, you’re devoting your time and attention to Fortune Brands business. Discuss whether your day-to-day scouting work is appropriate with your manager. If it decreases your productivity and regularly distracts you from your tasks, the amount of time you spend doing scouting work is probably too much under the Code. You may only use Fortune Brands’ equipment and give away its products with consent from the Contributions Committee.

Our Information and Resources: Investor and Media Relations

Fortune Brands provides information to investors, analysts, shareholders and the media in an accurate, timely and professional manner. It is critical that the information we share is reliable and consistent. We do not discuss many matters, including acquisitions, divestitures, employment issues, and lawsuits until the appropriate time, and then only Fortune Brands’ designated spokespeople should provide information. Serious civil and criminal penalties can be associated with making false, fraudulent or misleading statements to the government and others.

If you’re contacted by a member of the press, the investment community or by anyone else seeking information or opinions about Fortune Brands, you must notify our Corporate Affairs Department and let them respond.

To protect the integrity of company information:

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only those employees specifically authorized to do so may respond to inquiries from members of the investment community (e.g. shareholders, brokers, investment analysts, etc.). All such inquiries must be forwarded promptly to the Investor Relations Department.

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media or press calls require careful consideration. No employee should talk about company matters with a reporter, either on or off the record, without first contacting the Corporate Affairs Department.

If you are approached by the media to comment on any Fortune Brands matter, contact Clarkson Hine, V.P. Corporate Communications – Public Affairs, 847-484-4415. If you are approached by an investor or analyst to comment on any Fortune Brands matter, contact Tony Diaz, V.P. Investor Relations, 847-484-4410.

What if…

A local newspaper reporter calls me and asks me questions about Fortune Brands for an upcoming article.

Transfer the telephone call to the Corporate Affairs Department. Do not provide any information to the reporter.

Our Information and Resources: Records Management

Fortune Brands manages its records and documents accurately and legally. Many documents must be kept or disposed of according to legal requirements. In light of pending litigation, documents (both hard copy and electronic) must often be “held” and not altered, deleted or destroyed. We all must comply with our Records Retention Policy and with any other information retention instructions we receive.

Our Records Retention Manual is available in the Legal Department and in the Public Folders of Outlook under the category Fortune Brands, Record Retention, Retention Manual

What if…

I often do work on my home computer so I have many old drafts of company documents saved there. The company does not own my home computer, so do I really have to delete old documents on my home computer?

Even though the company does not own your computer, our retention policy expressly covers company documents you create on your home computer, and requires you to treat those documents the same way you are required to treat documents on your work computer.

Corporate Citizenship: Environmental Concerns

Fortune Brands conducts its business with protection of the environment as one of our highest responsibilities. We are all expected to comply with the letter and spirit of all environmental protection laws. Our goal is to continuously reduce the impact of our operations and products on the environment. The principles under which we operate are set forth in our Statement of Environmental Stewardship.

Fortune Brands’ Statement of Environmental Stewardship is available on the company’s website (www.fortunebrands.com) at the Corporate Responsibility section.

Corporate Citizenship: Global Concerns

Fortune Brands is a global company, and its aim is to develop and foster international business relationships built on respect and responsibility. The principles under which we operate are set forth in our Global Citizenship Policy. The company is committed to complying with national and local laws of the countries in which we do business, and having our suppliers comply also. In addition, some requirements of the Global Citizenship Policy may be more stringent than local law or customs, and in that event, we must comply with our rules. For example:

•	Fortune Brands does not permit child labor. All workers must be over 15 years old, and in some instances, depending on the type of work, workers must be over 18.

•	Fortune Brands’ policies against discrimination and harassment must be followed in international workplaces.

•	Fortune Brands limits working hours, which must not exceed 12 hours a day, 6 days a week for more than 3 consecutive weeks.

•	Suppliers and contractors are selected, and then monitored, based on compliance with our global citizenship requirements.

Fortune Brands’ ethical requirements for doing business are contained in the Fortune Brands Global Citizenship Policy, which is available on the company’s website at (www.fortunebrands.com) at the Corporate Responsibility section.

What if…

I became aware of substandard working conditions or environmental practices at a supplier to one of our operating companies. Am I supposed to tell any one about this?

Suppliers must comply with our Global Citizenship Policy. Notify the head of purchasing of the operating company and Adam Meister (ext. 4449) for investigation and corrective action.

Training and Certification

Fortune Brands relies on each of us to read and understand the Code and to take our commitment to ethical standards very seriously. You will periodically receive training on the Code. After you complete the training, you will be asked to certify that:

•	you have read and understand the Code, and will comply with the Code.

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you understand that you all have an important role to play in speaking up and resolving issues. You are encouraged and required to report activities, which you in good faith believe are or may be violations of the Code.

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you understand that if you violate the Code, fail to report a violation or retaliate against another employee for his or her action in reporting a violation that you may be disciplined, which might include termination of your employment, or face legal consequences.

Compliance Reporting Summary

We all must comply with the law and the terms and spirit of this Code. When in doubt about any compliance or ethics issue, please contact your manager, the Legal Department, the Human Resources Department, or any of the following individuals:

Corporate Compliance Committee Members:

Mark Roche, Senior Vice President, General Counsel and Secretary

847-484-4440

Mark Hausberg, Senior Vice President and Treasurer

847-484-4510

Gary Tobison, Vice President and Chief Internal Auditor, Secretary

847-484-4470

Ed Wiertel, Vice President and Corporate Controller

847-484-4540

Rachel Flynn, Senior Counsel, Assistant Secretary

847-484-4444

Rosalyn Wesley, Corporate Director, Human Resources

847-484-4433

Compliance Hotlines

1-800-338-2803 This number is for general compliance reporting.

(1-847-484-4402 from outside the U.S.)

1-800-374-6129	This number is dedicated exclusively to receiving reports or concerns regarding questionable accounting, auditing or fraud related matters affecting the company and is available domestically and internationally.

These lines may be accessed anonymously on a 24-hour basis.

The Code does not change the terms and conditions of your employment. Instead, it describes the ethical conduct Fortune Brands expects of all of us.